FISCHER-WATT GOLD COMPANY, INC.

_______________________________________________________________________

2582 Taft Court, Lakewood, CO 80215

Ph: 303-232-0292   Fx: 303-232-0399

info@fischer-watt.com

December 30, 2010

Mr. Mark C. Shannon

Branch Chief

United States Securities

and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re: Fischer-Watt Gold Company, Inc.

       Form 10-K for the Fiscal Year Ended January 31, 2010

       Filed May 17, 2010

       Response Letter Dated October 29, 2010

       File No. 000-17386

Dear Mr. Shannon:

In response to your letter of December 7, 2010, we offer the following responses to your comments in the same numbered order as in your letter.

Form 10-K for Fiscal Year Ended January 31, 2010

Business, page 5

1.

Fisher-Watt Gold Company, Inc. (the “Company”) acquired 100% of the common shares of Tournigan USA (“TUSA”) on February 27, 2009.  The Company recorded $309,500 of goodwill, representing the excess value of assets purchased from TUSA.  No amounts were allocated to mineral rights acquired.

During the subsequent months, the Company evaluated its new holdings.  None of the acquired holdings had proven and probable reserves as defined by SEC Industry Guide 7.  The Company had limited capital to explore the holdings, and efforts to enter into a joint venture were unsuccessful.

In accordance with EITF 04-2, an amount should have been allocated to mineral rights and listed separately on the financial statements.  However, there were no estimates of future cash flows, and the Company was not able to determine any value beyond proven and probable reserves in accordance with EITF 04-3.  Since acquisition, the Company has relinquished 1,538 federal and 17 state leases representing approximately 35,340 acres.

At January 31, 2010, the Company evaluated the goodwill and determined that it was impaired.  Whether the $309,500 was recorded as mineral rights or as goodwill, we feel that either avenue taken would have reached the same ending result.  We propose that the statement of operations be revised to read “Impairment of mineral rights” and the associated discussion in the MD&A and footnotes be revised accordingly.

Consolidated Statements of Cash Flow, page 26

2.

The release of the restricted cash was originally recorded as an operating activity and, upon guidance provided by the SEC in its letter dated October 1, 2010, was restated to be classified as a financing activity, as the original terms of the agreement between the Company and TUSA called for the restricted cash to be used to repay amounts due to TUSA.

However, the Company and TUSA subsequently agreed to reallocate the funds towards payment of the reclamation for the following year (an investing activity).  Therefore, in accordance with ASC Topic 230-10-45-12, the Company proposes to report the activity in restricted deposits as an investing activity in future filings.

3.

We confirm that ASC Topic disclosures will be included in the filing documents and the auditor’s report will include the required explanatory paragraph.

We trust that you will find all the above in order.  If you have any further questions please contact me.

Sincerely,

FISCHER-WATT GOLD COMPANY, INC.

/s/ Peter Bojtos

Peter Bojtos P.Eng.

President & CEO